Form 99.35 Summary of Changes to Form SBSE

Change #1:

On **Schedule A of Form SBSE-Direct Owners and Executive Officers**

- Replace Edward Zilnicki -Treasurer with Matthew Fludgate-Chief Financial Officer/Treasurer
- Add Stephen Maltz as Managing Director and Desk Head:

7. (a) In the "Control Person" column, enter "Yes" if person has control as defined in the instructions to this form, and enter "No" if the person does not have control. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be "control persons". (b) In the "PR " column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.									
Full Legal Name (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired	Ownership Code	Control Person		CRD and/or IARD No. and/or foreign business No. if None IRS No	UIC, if any	Official Use Only
			MM / YYYY			PR			
Fludgate, Matthew, Barrington		Treasurer	09 / 2023	NA	Yes		5061803		
	For individuals not presently registered through CRD or IARD, describe prior investment-related experience (e.g. for each prior position-employer, job title, and dates of service:								
Maltz, Stephen, Michael		Desk Head	09 / 2023	NA	Yes		4995371		
	For individuals not presently registered through CRD or IARD, describe prior investment-related experience (e.g. for each prior position-emp dates of service:								

Change #2 Regulatory Action DRP

Added Record 2 to provide Disclosure for Toronto-Dominion Bank.